UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Southern Connecticut Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
84264A102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 28, 2010 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,582

	8.	Shared Voting Power

	9.	Sole Dispositive Power 30,582

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,582

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.13

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,417

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,417

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,417

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.16

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,216

	8.	Shared Voting Power

	9.	Sole Dispositive Power 28,216

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,216

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.05

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,873

	8.	Shared Voting Power

	9.	Sole Dispositive Power 30,873

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,873

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.14

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,760

	8.	Shared Voting Power

	9.	Sole Dispositive Power 22,760

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,760

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Contrarian Hedged Equity, LP 75-3230080

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,948

	8.	Shared Voting Power

	9.	Sole Dispositive Power 145,948

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,948

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.41

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on November 6, 2007, Amendment No. 1 which was filed on January 20, 2009, Amendment No. 2 which was filed on February 2, 2009,  Amendment No. 3 which was filed on March 16, 2009, Amendment No. 4 which was filed on April 9, 2009 and Amendment No. 5 which was filed on December 9, 2009 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), LSBK06-08, L.L.C., Lawrence Seidman individually (“Seidman”), Neal Axelrod ("Axelrod"), and Contrarian Hedged Equity, LP ("Contrarian"), collectively the “Reporting Persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Southern Connecticut Bancorp, Inc., a Connecticut corporation, (“the Issuer”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer

Effective January 27, 2010, Contrarian Hedged Equity, LP is considered a Reporting Person with respect to the beneficial ownership of shares of Common Stock of Southern Connecticut Bancorp, Inc.  The letter agreement by and between Contrarian Hedged Equity, LP and Lawrence B. Seidman is attached hereto as Exhibit A.

(a)(b)(c) As of the close of business on June 1, 2010, the Reporting Persons owned beneficially an aggregate of 146,048 shares of Common Stock, which constituted approximately 5.41% of the 2,696,902 shares of Common Stock outstanding as of May 14, 2010, as disclosed in the Issuer's 10-Q for the period ended March 31, 2010.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60 days).  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2010
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

/ss/ Neal S. Axelrod
Neal S. Axelrod

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Contrarian Hedged Equity, L.P.

Schedule A

Entity	Date Sold	Sale per Share	Sale Proceeds	Shares

SAL	5/12/2010	6.7959	5,674.60	-835
SAL	5/14/2010	6.6811	22,796.00	-3,412
SAL	5/28/2010	6.3383	20,111.38	-3,173
Total			48,581.98	-7,420

SIP	5/14/2010	6.6811	22,796.00	-3,412
SIP	5/28/2010	6.3383	20,111.38	-3,173
Total			42,907.38	-6,585

SIPII	5/21/2010	6.4525	20,648.12	-3,200
SIPII	5/28/2010	6.3383	20,111.38	-3,173
Total			40,759.50	-6,373

LSBK	5/28/2010	6.3383	20,111.38	-3,173
Total			20,111.38	-3,173

Broad Park	5/18/2010	6.5799	6,579.88	-1,000
Broad Park	5/21/2010	6.4525	20,648.12	-3,200
Broad Park	5/28/2010	6.3383	20,098.69	-3,171
Total			47,326.69	-7,371

Contrarian	5/28/2010	6.3325	10,480.30	-1,655
Total			10,480.30	-1,655

Exhibit A
LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
 (973) 781-0876 Fax
December 29, 2009

Dear David Brownlee:

     The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks.  This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. in the name of Contrarian Hedged Equity, LP.  Contrarian Hedged Equity, LP shall commit to fund the account with no less than $3,000,000 by no later than 30 days after a capital call request. An initial contribution equal to the value of Contrarian Hedged Equity, LP’s investment in Seidman Investment Partnership II, LP on December 31, 2009 will be transferred as initial funding.  Approximately transfer value is $2,020,600.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock, issue checks, in said account, provided all funds deposited into the account are for Contrarian Hedged Equity, LP and all stock purchased in the account is in the name of Contrarian Hedged Equity, LP, and all funds disbursed are for the account of Contrarian Hedged Equity, LP.

3. Shares of publicly traded bank and thrift stocks will principally be purchased for the account.

4. Contrarian Hedged Equity, LP shall have the right to terminate the relationship and receive a return on the initial capital, at the earlier of written notification by LCM Global Partners, LLC that it is closing Contrarian Hedged Equity, LP and redeeming all of its investments in the fund, or two years and one month from the date the respective capital contribution is invested by Contrarian Hedged Equity, LP or in the event of a breach by Lawrence Seidman of this Agreement.  In addition, initial capital contributed through a transfer from Seidman Investment Partnership II, LP (as described in Section 1 above) on December 31, 2009 shall not be subject to a lock up period and may be redeemed at any time.

5. Upon such termination, my discretion shall be terminated automatically.

6.  My compensation  shall be 1/4 of 1% of the  value of the  assets in the  account computed as of the last day of each calendar quarter.  An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties.  Partial distribution shall be permitted of the 20% incentive fee after the initial two year and one month period.  100% of all funds shall go to  Contrarian Hedged Equity, LP until 100% of the capital is returned, and then the division shall be 80% to Contrarian Hedged Equity, LP and 20% to Veteri Place Corporation.

7.  Net profits shall be defined to be the amount earned in the account including capital appreciation, dividends and interest.

        8. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

Exhibit A

9. In the event any portion of this agreement is not in compliance with law, then Contrarian Hedged Equity, LP shall have the sole right to terminate this letter, and an accounting shall be done based  upon the  above  quoted administrative fee and profit participation to the date of the termination.

10.  This Agreement shall be effective as of January 1, 2010.

                                                                                                       Very truly yours,

                                                                                                      /ss/ LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

By:  /ss/ David Brownlee